UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

Dated April 6, 2007

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                 No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On April 6, 2007, Mittal Steel Company N.V. (“Arcelor Mittal”) announced that, pursuant to the initial decision of the Comissão De Valores Mobiliários (the “CVM”), the Brazilian securities regulator, of September 25, 2006 and the final decision of the Board of the CVM of March 21, 2007, Arcelor Mittal filed with the CVM an amended request for registration with respect to the public offer (the “Offer”) for all of the remaining outstanding shares in Arcelor Brasil S.A. (“Arcelor Brasil”) that are not yet owned by Arcelor S.A. (“Arcelor”) or any other affiliate of Arcelor Mittal.

In addition to the changes to the Offer documents requested by the CVM, the value to be offered per Arcelor Brasil share (the “Reference Value”) also reflects adjustments made in the calculation of the Reference Value to ensure the consistent treatment of Arcelor’s pension liabilities.

In addition to complying with the procedures for a public offer of transfer of control of publicly-held companies set forth in CVM instruction 361, Arcelor Mittal is also making this Offer with the purpose of cancelling the registration of Arcelor Brasil before the CVM as a listed company.

The Reference Price shall be composed of R$11.70 in cash and 0.3568 Class A Common shares of Arcelor Mittal. This floating Reference Price after adjustments for dividends and interest on cash would represent a total value which as of April 4, 2007 would be equivalent to €18.89 or R$51.27.

The description set forth below corresponds to the offer as described in the request for registration.

Under the terms of the Offer, which will be open for 30 business days upon final approval by the CVM (the “Offer Period”), Arcelor Brasil shareholders tendering their shares in the Offer will receive consideration equal to the Reference Value per share tendered. The consideration may be received in one of the two following forms, at the option of the holder:

• In a mixture of R$11.70 in cash, to be paid in Brazilian Reais, and 0.3568 Class A Common shares of Arcelor Mittal per Arcelor Brasil share (the “Mixed Option”), or

• An amount in Brazilian Reais equal to the sum of the following values: (a) value of 0.3568 Mittal Steel Shares, according to the closing price at the NYSE – New York Stock Exchange at the business day immediately prior to the auction date, converted to Brazilian Reais according to the USD/BRL exchange rate available at the same date and (b) R$ 11.70 in cash (the “Cash Option”)

The maximum amount of cash to be paid by Arcelor Mittal will be approximately R$10.9 billion (assuming 100% acceptance of the Cash Option) and the maximum number of Arcelor Mittal shares to be issued will be approximately 76 million, representing 5% of the share capital of Arcelor Mittal on a fully diluted basis (assuming 100% acceptance of the Mixed Option).

The Mixed Option shall not be available to U.S. persons (as defined in Regulation S under the United States Securities Act of 1933, as amended).

The request for registration of the offer (the “Offer”) by Arcelor Mittal for the shares of Arcelor Brasil S.A. is subject to analysis and approval by the Brazilian Comissão de Valores Mobiliários (the “CVM”) and its features are subject to adjustment until such registration is obtained. This document constitutes neither an offer to acquire Arcelor Brasil securities nor an offer of securities in any jurisdiction. In particular, this document does not constitute an offer of securities for distribution or sale in the United States. Securities may not be offered, sold or distributed in the United States absent registration or an exemption from registration under the U.S Securities Act of 1933. Arcelor Mittal does not intend to register securities or conduct a public offering in the United States.

Any offer that may be made will be made to all holders of shares of Arcelor Brasil S.A. located in Brazil. In addition, holders of shares of Arcelor Brasil S.A. located outside of Brazil may participate in the offer on the condition that such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary